LIMITED LIABILITY COMPANY OPERATING AGREEMENT

EMPIRE STATE GREENHOUSES, LLC

A Member-Managed Limited Liability Company

OPERATING AGREEMENT

THIS OPERATING AGREEMENT is made and entered into effective September 21, 2017, by and among the Founding Member, Chobe Advisers, LLC.

SECTION 1

THE LIMITED LIABILITY COMPANY

1.1 *Formation*. Effective September 11, 2017, the Members formed a limited liability company under the name Empire State Greenhouses, LLC (the "Company") on the terms and conditions in this Operating Agreement (the "Agreement") and pursuant to the laws of the State of New York. The Members agree to file with the appropriate agencies within the State of New York and the United States of America charged with processing and maintaining such records and documentation required for the formation of the Company. The rights and obligations of the members are as provided in the laws of the State of New York except as otherwise expressly provided in this Agreement.

1.2 *Name*. The business of the Company will be conducted under the name Empire State Greenhouses, LLC, or any other name as determined by the discretion of the Officers of the Company, or any other name as determined by the agreement of the majority of the Members as determined by the percentage of ownership of the Company.

1.3 *Purpose*. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of New York.

1.4 *Office*. The Company will maintain its principal business office at 240 east 47th Street, Suite 20D, New York, NY 10017; or at another location as determined by the discretion of the Officers, unless prohibited by unanimous opposition of the Members.

1.5 *Term*. The term of the Company commences on September 11, 2017 and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.6 *Names and Addresses of Members*. The Members' names and addresses are attached as Schedule 1 to this Agreement.

1.7 *Admission of Additional Members*. Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior consent of the majority of the Members, as determined by the percentage of ownership of the Company.

SECTION 2

CAPITAL CONTRIBUTIONS

2.1 *Initial Contributions*. The Members initially shall contribute to the Company capital as described in Schedule 2 attached to this Agreement.

2.2 *Additional Contributions*. No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

2.3 *No Interest on Capital Contributions*. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

SECTION 3

ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 *Profits/Losses*. For financial accounting and tax purposes, the Company's net profits, or net losses shall be determined on an annual basis. Profits and Losses shall be allocated to Members in proportion to each Member's relative capital interest in the Company as set forth in Schedule 2 and as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1. Profits and Losses from any particular year may or may not be completely distributed at the discretion of the Officers based upon the determination of the Officers to set aside funds for anticipated expenses, liabilities, or reserve requirements.

3.2 *Distributions*. The Officers shall determine and distribute available funds annually or at more frequent intervals to the Members. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses, liabilities, and reserves as determined by the Officers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

3.3 *No Right to Demand Return of Capital*. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member shall have any drawing account in the Company.

SECTION 4

INDEMNIFICATION

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Officer, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding, if the Members determine that person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "*no lo Contendere*" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was lawful.

SECTION 5

POWERS AND DUTIES OF OFFICERS

5.1   *Management of the Company.* All decisions and initiatives relating to the management and operation of the Company by the Officers shall be made in the Interest of the Members of the Company.

5.1.1   The Officers, within the authority granted by Law and the terms of this Agreement, shall have full power and authority to manage and operate the Company and make all decisions affecting the Company's business and affairs.

5.1.2   Except as otherwise provided in this Agreement, all decisions and documents relating to the management and operation of the Company shall be made and executed by a majority of the Officers in the Interest of the Members.

5.1.3   Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of a Majority of the Officers or the designated representative of the Majority of the Officers to manage and operate the business and affairs of the Company in relation to that third party.

5.2   *Decisions by Officers.* Any reference in this Agreement made to a decision, consent, approval, judgment, or action of the Officers, unless as otherwise expressly provided for in this Agreement, shall mean that a Majority of the Officers approved of such action; which shall be deemed binding upon the Company.

5.2.1 *Officer Positions.* The Company shall have up to five (5) Officers, listed in order of Seniority, as follows: President; Vice President; Treasurer; Secretary; and Assistant Secretary. A listing of all current office holders and the date that each Officer's term expires is listed in Schedule 3 of this Agreement.

5.2.2 *Dissent.* In the event of any conflict between the decisions of Officers regarding the management of the Company; the senior Officer's decision shall be in full force and effect unless such decision is overruled by a majority of the Officers.

5.2.3 *Election of Officers.* All Officers shall be elected by a Majority of the Members, as determined by the percentage of ownership of the Company. The Terms of Officers shall be for three (3) years and shall run concurrent with the Company's Fiscal Years. Elections shall be held six (6) to twelve (12) weeks before the end of the calendar year in which the term of the Officers is to end.

5.2.3.1 *Open Officer Seats.* Should there be vacant Officer positions, then a Majority of the Officers or a majority of Members, as determined by their percentage ownership in the Company, may nominate candidates to fill open seat(s). The Company shall hold an election within twelve (12) weeks after a nomination for an open position(s) has been submitted to the Company.

5.3 *Eligibility.* Officers of the Company need not be Members of the Company, but all Members are eligible to be elected as an Officer.

5.4 *Overruling Officers.* Only with the unanimous consent of all Members of the Company can the decisions of the Officers be overruled.

5.5 *Departure or Removal of Officers.* Should an Officer fail to complete their full term as an Officer for any reason, the Company shall hold an election within twelve (12) weeks after the Officer's departure came into effect, should the Company receive any nominations for the open Officer position(s). This election shall not take place if the normally scheduled elections for the full panel of Officers falls with this period. The person elected to the vacant Office shall fill out the remainder of the Officer's term and may stand for election in that or any other position in the next regularly scheduled election. All other policies and procedures related to the Election of Officers shall apply to this Election to replace an Officer that has not completed a full Term in Office.

5.5.1 *Resignation or Death in Office.*

5.5.1.1 *Resignation.* Should an Officer desire to resign from his or her position, the Officer must do so in writing to the other Officers and the Members of the Company. The resigning Officer must provide at least thirty (30) days of notice before the resignation may take effect. No Member of the Company serving as an Officer may transfer their position, authority, or duties as an Officer to another person or entity, including when engaging in a Transfer of Ownership or use of Substitute Parties as outlined in Section 8 of this Agreement. Attempting to do so will be considered as the submission of the Officer's resignation, which will take immediate effect, without the thirty (30) day notice period.

5.5.1.2 *Death in Office.* Should the Officer be a Member of the Company, the Membership Interests held by the Officer shall be handled as prescribed in Section 8 of this Agreement. The rights and duties as an Officer shall cease immediately upon the death of the Member and none of the Member's heirs, proxies, or representatives, shall serve in the stead of the deceased Officer, nor be entitled to any of the authority held by an Officer, unless as specifically outlined in Section 8 of this Agreement.

5.5.2 *Removal due to Incapacity or Unfitness.* Should an Officer be rendered unfit for various reasons or should the fitness of the Officer to perform his or her duties in accordance with the best interests of the Company and the Members come into question, that Officer may be removed. The remaining Officers must unanimously agree to recommend to the Members that the Officer is unfit and should be removed from Office. A two-thirds (2/3) majority of the Members, as determined by their Ownership Interests in the Company, must approve the removal from the Officer. Such a vote and judgement shall have no bearing upon any Membership Interests that the Officer may possess, as the procedures for addressing Incompetent Members is outlined in Section 8 of this Agreement.

SECTION 6

SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

6.1 *Operational Expenses.* Officers, Members, Employees, or Agents of the Company shall be entitled to authorized expense reimbursement by the Company for all reasonable, ordinary, and necessary operating, travel, entertainment, or other expenses incurred by that party in the course of performing duties and responsibilities on behalf of the Company. Expenses may be authorized by Officers, or a Majority of the Members, as determined by their percentage ownership of the Company, or in the course of the fulfillment of any lawful and authorized agreements or contracts between the Company and any other parties. For the party to be reimbursed, the party seeking reimbursement must properly document and account for such expenses and that all expenses must have been authorized either by the terms and conditions of any contracts or other such binding instruments, or in advance by either two (2) Officers or a Majority of the Members, as determined by the percentage of ownership of the Company.

6.2 *Salary.* No salary will be paid to Members or to an Officer for the performance of his or her duties under this Agreement unless the salary has been approved in writing by a Majority of the Members, as determined by the percentage of ownership of the Company.

6.3 *Legal and Accounting Services*. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

6.4 *Profit Sharing Fund.* The Company shall hold in trust at least four percent (4%) ownership of Empire State Greenhouses, LLC for the sole benefit of the employees of ESG, the "Profit Sharing Fund," or the "Fund." All determinations regarding eligibility, disbursements, allocations, awards, and any other matters regarding how the funds held by the Profit Sharing Fund are managed, shall be done in accordance with the policies, agreements, covenants, and other operational parameters as established by the Officers and Members of the Company. Any monies, assets, or investments of the Profit Sharing Fund shall be held in bank accounts overseen by the Company. There shall be no distributions from the Fund to any Member, unless unanimously approved by the Members and Officers of the Company; any such distribution should only be considered in the event of the liquidation of the Company or a similar major event.

SECTION 7

BOOKS OF ACCOUNT, ACCOUNTING & FINANCIAL MATTERS

7.1 *Method of Accounting*. The Company will use accrual accounting.

7.2 *Fiscal Year; Taxable Year*. The fiscal year and the taxable year of the Company is the calendar year.

7.3 *Capital Accounts*. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles and regulations.

7.4 *Banking*. All funds of the Company will be deposited in a bank account or accounts in the name of the Company as determined by the Officers. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government. Checks or disbursements in excess of Ten Thousand ($10,000.00) dollars shall require the approval of two (2) people approved for access to that account, one of whom must be an Officer.

7.5 *Company Records*. Any Member may request an inspection the book and records of the Company at any time and the Officers will have ten (10) business days to fulfill the request.

SECTION 8

TRANSFER OF MEMBERSHIP INTEREST

8.1   *Sale or Encumbrance Prohibited.* Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company without the prior written consent of a majority of the other non-transferring Members, as determined by the percentage of ownership of the Company.

8.2   *Right of First Refusal.* Notwithstanding Section 8.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

8.2.1   The Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to the other Members, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer").

8.2.2   For a period of thirty (30) days after receipt of the Notice, the Members may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. If the other Members desiring to acquire the Interest cannot agree among themselves on the allocation of the Interest among them, the allocation will be proportional to the Ownership Interests of those Members desiring to acquire the Interest.

8.2.3   Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be less than forty-five (45) days after expiration of the thirty-day notice period.

8.2.4   If the other Members fail or refuse to notify the transferring Member of their desire to acquire all of the Interest proposed to be transferred within the thirty-day period following receipt of the Notice, then the Members will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 8.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Interest to the remaining Members at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the thirty-day period describe above, then the provisions of Section 8.2 will again apply to the Interest proposed to be sold or conveyed.

8.2.5   Notwithstanding the foregoing provisions of Section 8.2, should the sole remaining Member be entitled to and elect to acquire all the Interests of the other Members of the Company in accordance with the provisions of Section 8.2, the acquiring Member may assign the right to acquire the Interests to a spouse, lineal descendent, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a limited liability company.

8.3 *Substituted Parties*. Any transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until:

(1) The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

(2) The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

8.4 *Death, Incompetency, or Bankruptcy of Member*. On the death, adjudicated incompetence, or bankruptcy of a Member, unless the Company exercises its rights under Section 8.5, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Members determined on a per capita basis admit the transferee as a fully substituted Member in accordance with the provisions of Section 8.3.

8.4.1 Any transfer of Economic Rights pursuant to Section 8.4 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the Ownership Interests of the remaining Members, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

8.5 *Death Buy Out*. Notwithstanding the foregoing provision of Section 8, the Members covenant and agree that on the death of any Member, the Company, at its option, by providing written notice to the estate of the deceased Member within 180 days of the death of the Member, may purchase, acquire, and redeem the Interest of the deceased Member in the Company pursuant to the provision of Section 8.5.1 – 8.5.6.

8.5.1 The value of each Member's Interest in the Company will be determined on the date this Agreement is signed, and the value will be endorsed on Schedule 2 at the end of this Agreement and made a part of this Agreement. The value of each Member's Interest will be re-determined unanimously by the Members annually unless the Members unanimously decide to re-determine those values more frequently. The Members will use their best efforts to endorse those values on Schedule 2. The purchase price for a decedent Member's interest conclusively is the value last determined before the death of such Member; provided, however, that if the latest valuation is more than two years before the death of the deceased Member, the provisions of Section 8.5.2 will apply in determining the value of the Member's Interest in the Company.

8.5.2   If the Members have failed to value the deceased Member's Interest within the prior two-year period, the value of each Member's Interest in the Company on the date of death, in the first instance, will be determined by mutual agreement of the surviving Members and the personal representative of the estate of the deceased Member. If the parties cannot reach an agreement on the value within 30 days after the appointment of the personal representative of the deceased Member, then the surviving Members and the personal representative each must select a qualified appraiser within the next succeeding 30 days. The appraisers so selected must attempt to determine the value of the Company Interest owned by the decedent at the time of death based solely on their appraisal of the total value of the Company's assets and the amount the decedent would have received had the assets of the Company been sold at that time for an amount equal to their fair market value and the proceeds (after payment of all Company obligations) were distributed in the manner contemplated in Section 8. The appraisal may not consider and discount for the sale of a minority Interest in the Company. In the event the appraisers cannot agree on the value within thirty (30) days after being selected, the two appraisers must, within thirty (30) days, select a third appraiser. The value of the Interest of the decedent in the Company and the purchase price of it will be the average of the two appraisals nearest in amount to one another. That amount will be final and binding on all parties and their respective successors, assigns, and representatives. The costs and expenses of the third appraiser and any costs and expenses of the appraiser retained but not paid for by the estate of the deceased Member will be offset against the purchase price paid for the deceased Member's Interest in the Company.

8.5.3   Closing of the sale of the deceased Member's Interest in the Company will be held at the office of the Company on a date designated by the Company, not be later than ninety (90) days after agreement with the personal representative of the deceased Member's estate on the fair market value of the deceased Member's Interest in the Company; provided, however, that if the purchase price are determined by appraisals as set forth in Section 8.5.2, the closing will be thirty (30) days after the final appraisal and purchase price are determined. If no personal representative has been appointed within 60 days after the deceased Member's death, the surviving Members have the right to apply for and have a personal representative appointed.

8.5.4   At closing, the Company will pay the purchase price for the deceased Member's Interest in the Company. If the purchase price is less than one thousand dollars ($1,000.00), the purchase price will be paid in cash; if the purchase price is one thousand dollars ($1,000.00) or more, the purchase price will be paid as follows:

(1) One thousand dollars ($1,000.00) in cash, bank cashier's check, or certified funds;

(2) The balance of the purchase price by the Company executing and delivering its promissory note for the balance, with interest at the prime interest rate stated by primary banking institution utilized by the Company, its successors and assigns, at the time of the deceased Member's death. Interest will be payable monthly, with the principal sum being due and payable in three equal annual installments. The promissory note will be unsecured and will contain provisions that the principal sum may be paid in whole or in part at any time, without penalty.

8.5.5   At the closing, the deceased Member's estate or personal representative must assign to the Company all of the deceased Member's Interest in the Company free and clear of all liens, claims, and encumbrances, and, at the request of the Company, the estate or personal representative must execute all other instruments as may reasonably be necessary to vest in the Company all of the deceased Member's right, title, and interest in the Company and its assets. If either the Company or the deceased Member's estate or personal representative fails or refuses to execute any instrument required by this Agreement, the other party is hereby granted the irrevocable power of attorney which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the failing or refusing party all instruments required to be executed and delivered by the failing or refusing party.

8.5.6   On completion of the purchase of the deceased Member's Interest in the Company, the Ownership Interests of the remaining Members will increase proportionately to their then-existing Ownership Interests.

SECTION 9

DISSOLUTION AND WINDING UP OF THE COMPANY

9.1   *Dissolution*. The Company will be dissolved on the happening of any of the following events:

9.1.1   Sale, transfer, or other disposition of all or substantially all of the property of the Company;

9.1.2   The agreement of all of the Members;

9.1.3   By operation of law; or

9.1.4   The death, incompetence, expulsion, or bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and all the remaining Members, within 120 days after the date of the event, elect to continue the business of the Company.

9.2   *Winding Up.* On the dissolution of the Company (if the Company is not continued), the Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

9.2.1   To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

9.2.2   To the payment and discharge of any Company debts and liabilities owed to Members; and

9.2.3   To Members in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then-outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Member pursuant to Section 9.2.3.

SECTION 10

GENERAL PROVISIONS

10.1   *Amendments.* Amendments to this Agreement may be proposed by any Member. A proposed amendment will be adopted and become effective as an amendment only on the written approval of a majority of the Members as determined by the percentage of ownership of the Company.

10.2   *Governing Law.* This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of New York (without regard to principles of conflicts of law).

10.3   *Entire Agreement; Modification.* This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement will be binding on any Member unless in writing and signed by all the Members.

10.4   *Decisions by Members.* Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean a Majority of the Members, as determined by the percentage of ownership of the Company.

10.5 *Withdrawal by a Member*. A Member has no power to withdraw from the Company, except as otherwise provided in Section 8.

10.6 *Attorney Fees*. In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

10.7 *Further Effect*. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

10.8 *Severability*. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

10.9 *Captions*. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

10.10 *Notices*. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

SCHEDULES AND SIGNATURE PAGE FOLLOW

Listing of Members - Schedule 1

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR EMPIRE STATE GREENHOUSES, LLC

LISTING OF MEMBERS

As of the 21st day of September 2017, the following is a list of Members of the Company:

NAME:	SSN/EIN:	ADDRESS:
Chobe Advisers, LLC	27-3798123	c/o Jennifer Fearon 240 East 47th Street, New York, NY 10117

Listing of Capital Contributions - Schedule 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR EMPIRE STATE GREENHOUSES, LLC

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Members' total contribution to the Company capital as of the 21st day of September 2017 is stated to be $\_\_\_100.00_____$. The description and each individual portion of this initial contribution is as follows:

NAME:	CONTRIBUTION:	% OWNERSHIP:
Chobe Advisers, LLC	$_____100.00__	_____100_____%

<p align="center">**Listing of Officers - Schedule 3**</p>

<p align="center">**LIMITED LIABILITY COMPANY OPERATING AGREEMENT**</p>

<p align="center">**EMPIRE STATE GREENHOUSES, LLC**</p>

<p align="center">**OFFICERS**</p>

Pursuant to ARTICLE 5, the following individuals are serving as Officers of the Company through the dates listed below.

TITLE:	NAME:	END OF TERM:
President	Jennifer Fearon	December 31, 2020
Vice-President	Vacant	
Treasurer	Louis Ferro	December 31, 2020
Secretary	Vacant	
Assistant Secretary	Vacant	

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR EMPIRE STATE GREENHOUSES, LLC

APPROVAL OF OPERATING AGREEMENT AND ALL SCHEDULES BY THE MEMBERS

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

SIGNED AND AGREED this__21st__ day of ___September_____, 2017.

Member Name: Signature:

Chobe Advisers, LLC
By Jennifer Fearon, President   _____